Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857
Shanghai Stock Exchange Stock Code: 601857)
Announcement of the interim results for the six months ended June 30, 2010
(Summary of the 2010 Interim Report)
1 Important Notice
1.1 The Board of Directors (“Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this summary of the 2010 Interim Report.
This announcement is a summary of the 2010 Interim Report. Investors should read the 2010 Interim Report carefully for more details. A full version of the 2010 Interim Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).
1.2 This summary of the 2010 Interim Report has been approved unanimously at the Tenth Meeting of the Fourth Session of the Board. All Directors of the Company warrant, and have no doubt as to, the truthfulness, accuracy and completeness of this summary of the 2010 Interim Report.
1.3 Mr Wang Yilin, Mr Wang Fucheng, Mr Wang Guoliang and Mr Jiang Fan, non-executive Directors and Mr Liu Hongru and Mr Li Yongwu, independent non-executive Directors, were absent from the Tenth Meeting of the Fourth Session of the Board. Mr Wang Yilin and Mr Wang Guoliang authorised Mr Zeng Yukang, non-executive Director, Mr Wang Fucheng authorised Mr Li Xinhua, non-executive Director, Mr Jiang Fan and Mr Li Yongwu authorised Mr Cui Junhui, independent non-executive Director, and Mr Liu Hongru authorised Mr Chee-chen Tung, independent non-executive Director, respectively in writing, to attend the meeting of the Board and to exercise their voting rights in respect of the resolutions put forward at the meeting for and on their behalf.
1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.
1.5 There is no occupancy of the non-operating funds by the substantial shareholders of the Company.
1.6 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2010 Interim Report.

2 Basic Information of the Company
     2.1 Basic Information of the Company

Stock Name	PetroChina	PetroChina
Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange

Legal Representative of the Company	Jiang Jiemin

Registered address	World Tower, 16 Andelu, Dongcheng District, Beijing, People’s Republic of China

Postal Code	100011

Office address	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China

Postal Code	100007

Website	http://www.petrochina.com.cn

Email address	suxinliang@petrochina.com.cn

Newspaper for Information Disclosure	Please refer to China Securities Journal, Shanghai Securities News and Securities Times.

Copies of the 2010 Interim Report is Available for Inspection at	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China
     2.2 Contact Persons of the Company and Means of Communication

Representative of the
	Vice President and Secretary	Representative on Securities	Hong Kong
	to the Board of Directors	Matters	Representative Office
Name	Li Hualin	Liang Gang	Mao Zefeng

Address	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China		Suite 3606, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

     2.3 Summary of Financial Data and Financial Indicators
     2.3.1 Key Financial Data and Financial Indicators Prepared under IFRS
Unit: RMB million

			Changes from the
	As at the end	As at the end	end of the preceding
	of the	of the	year to the end of the
Items	reporting period	preceding year	reporting period (%)

Total assets	1,564,461	1,450,288	7.9
Equity attributable to owners of the Company	891,318	847,223	5.2
Net assets per share attributable to owners of the Company (RMB)	4.87	4.63	5.2

		Same period	Changes over the
	The reporting	of the	same period of the
Items	period	preceding year	preceding year (%)

Profit attributable to owners of the Company	65,330	50,501	29.4
Net cash flows provided by operating activities	147,499	132,169	11.6
Basic and diluted earnings per share (RMB)	0.36	0.28	29.4
Return on net assets (%)	7.3	6.2	1.1 percentage points
Net cash flows provided by operating activities per share (RMB)	0.81	0.72	11.6

     2.3.2 Key Financial Data and Financial Indicators Prepared under CAS
Unit: RMB million

			Changes from the
	As at the end	As at the end	end of the preceding
	of the	of the	year to the end of the
Items	reporting period	preceding year	reporting period (%)

Total assets	1,564,343	1,450,742	7.8
Equity attributable to equity holders of the Company	891,437	847,782	5.1
Net assets per share attributable to equity holders of the Company (RMB)	4.87	4.63	5.1

		Same period	Changes over the
	The reporting	of the	same period of the
Items	period	preceding year	preceding year (%)

Operating profit	89,114	63,929	39.4
Profit before taxation	88,538	63,596	39.2
Net profit attributable to equity holders of the Company	65,211	50,326	29.6
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	65,789	50,772	29.6
Basic earnings per share (RMB)	0.36	0.27	33.3
Diluted earnings per share (RMB)	0.36	0.27	33.3
Return on net assets (%)	7.3	6.2	1.1 percentage points
Net cash flows provided by operating activities	150,469	133,813	12.4
Net cash flows per share provided by operating activities (RMB)	0.82	0.73	12.4

     2.3.3 Non-recurring profit/loss items
     ☑ Applicable ☐ Not applicable
Unit: RMB million

For the six months
ended June 30, 2010
Non-recurring profit/loss items	profit / (loss)

Net loss on disposal of non-current assets	(219)
Government grants recognised in the current period income statement	204
Net gain on disposal of available-for-sale financial assets	2
Reversal of provisions for bad debts against receivables	47
Income on commissioned loans	1
Other non-operating income and expenses	(803)

(768)

Tax impact of non-recurring profit/loss items	191
Impact of minority interest	(1)

Total	(578)

     2.3.4 Differences between CAS and IFRS
     ☑ Applicable ☐ Not applicable
     The consolidated net profit for the period under IFRS and CAS were RMB70,438 million and RMB70,322 million respectively, with a difference of RMB116 million; the consolidated shareholders’ equity for the period under IFRS and CAS were RMB956,476 million and RMB956,449 million respectively, with a difference of RMB27 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
     During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

3 Changes in Share Capital and Information on Shareholders
     3.1 Changes in Shareholdings
     ☐ Applicable ☑ Not applicable
     3.2 Shareholdings of Major Shareholders
     The number of shareholders of the Company as at June 30, 2010 was 1,341,489, including 1,332,778 holders of A shares and 8,711 holders of H shares (including 307 holders of the American Depositary Shares).

     (1) Shareholdings of the top ten shareholders
Unit: Shares

					Increase		Number of
					/decrease		shares
				Percentage of	during the	Number of shares	pledged or
	Nature of			shareholding	reporting	with selling	subject to
Name of shareholders	shareholders	Number of shares		(%)	period (+,-)	restrictions	lock-ups

CNPC	State-owned shares	157,764,597,259	(1)	86.20	0	157,522,077,818	0
HKSCC Nominees Limited (2)	H shares	20,801,208,420	(3)	11.37	-18,203,409	0	0
National Council for Social Security Fund of the PRC	A shares	400,000,000		0.219	0	400,000,000	0
Industrial and Commercial Bank of China—China Universal SCI Index Fund	A shares	56,413,516		0.031	-4,190,544	0	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	56,181,385		0.031	-13,312,915	0	0
China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	A shares	54,119,759		0.030	+8,041,656	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	40,951,327		0.022	+3,195,395	0	0
Guangxi Investment Group Limited	A shares	39,560,045		0.022	+230,536	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	31,941,774		0.017	+6,826,727	0	0
Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	A shares	23,546,587		0.013	-904,916	0	0

Notes:

1.	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

2.	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.

3.	256,120,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.14% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     (2) Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Ranking	Name of shareholders	Number of shares held	Types of shares
1	HKSCC Nominees Limited	20,801,208,420	H shares
2	CNPC	242,519,441	A shares
3	Industrial and Commercial Bank of China — China Universal SCI Index Fund	56,413,516	A shares
4	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	56,181,385	A shares
5	China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	54,119,759	A shares
6	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	40,951,327	A shares
7	Guangxi Investment Group Limited	39,560,045	A shares
8	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	31,941,774	A shares
9	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	23,546,587	A shares
10	China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	20,000,000	A shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai and China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai, both of which are under the management of China Life Asset Management Company Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

     (3) Disclosure of Substantial Shareholders under the Hong Kong Securities and Futures Ordinance
     So far as the Directors are aware, as at June 30, 2010, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

					Percentage of
					such shares in the	Percentage
					same class of the	of total
Name of	Nature of	Number of			issued share	share capital
shareholder	shareholding	shares		Capacity	capital (%)	(%)

CNPC	A Share	157,764,597,259	(L)	Beneficial Owner	97.43	86.20

	H Share	256,120,000	(L) (1)	Interest of controlled corporation	1.21	0.14

JPMorgan Chase & Co. (2)	H Share	1,070,760,070	(L)	Beneficial Owner/Investment Manager/Custodian/Approved Lending Agent	5.07	0.59

		61,594,980	(S)	Beneficial Owner	0.29	0.03

		863,991,966	(LP)	Custodian/Approved Lending Agent	4.09	0.47

     (L) Long position (S) Short position (LP) Lending pool

Notes:

1.	256,120,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

2.	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 110,267,402 H shares (long position) and 61,594,980 H shares (short position) were held in its capacity as beneficial owner, 96,500,702 H shares (long position) were held in its capacity as investment manager and 863,991,966 H shares (long position) were held in its capacity as custodian/approved lending agent. These 1,070,760,070 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian/approved lending agent.
     As at June 30, 2010, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
     3.3 Information on Changes of Controlling Shareholder and the Ultimate Controller
     ☐ Applicable     ☑ Not applicable

4 Directors, Supervisors and Senior Management
4.1 Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management
☐ Applicable ☑ Not applicable
5 Directors’ Report
     5.1 Discussion and Analysis of the Overall Operations During the Reporting Period
     5.1.1 Review of Results of Operations
     In the first half of 2010, facing a complicated macro-economic environment, the Group, by vigorously implementing its three key strategies on “resources, marketing and internationalisation”, actively carried out its strategic business structure adjustment, accelerated the transformation of the pattern of business development, and strengthened the balance of production, transportation, marketing and storage. The construction of major projects and strategic projects progressed in an orderly manner. Precision management was fully implemented, and safety and environmental protection were enhanced. With all these efforts, the Group achieved a steady and upward development in production and operations on the whole, and its operating results showed a significant increase as compared with the same period of 2009.
     1. Market Review
     (1) Crude Oil Market
     During the first half of 2010, stimulated by global economic recovery and a recovery of real demand, international crude oil prices rose sharply as compared with the same period of 2009. However, affected by the increase of uncertainties including the European debt crisis, oil spill in the Gulf of Mexico, exchange rate fluctuations of the US Dollar, regional political uncertainties and market risks, the market became highly volatile, and crude oil prices showed a W-shaped pattern. In the first half of 2010, the average prices for West Texas Intermediate and North Sea Brent crude oil were US$78.3 per barrel and US$77.3 per barrel, respectively, representing a rise of 51.7% and 49.5%, respectively, as compared with the same period of 2009.
     According to the relevant information, net crude oil imports amounted to 117 million tons in the first half of 2010, representing an increase of 32.5% as compared with the same period of 2009. Domestic crude oil output was 98.02 million tons, representing an increase of 5.3% as compared with the same period of 2009. The volume of crude oil processed domestically was 187 million tons, representing an increase of 17.1% as compared with the same period of 2009.

     (2) Refined Products Market
     In the first half of 2010, with the overall growth of China’s economy, consumption of refined products showed an upward trend. Domestic production of refined products witnessed a steady increase, with the inventory maintained at a relative high level. Supply and demand remained steady and there was a significant growth in exports. According to the relevant information, in the first half of 2010, the apparent domestic consumption of refined products amounted to 110 million tons, representing an increase of 12.5% as compared with the same period of 2009. In the first half of 2010, the Chinese government made two adjustments to the prices of domestic refined products, and the price of reference gasoline and diesel in aggregate rose by RMB90 per ton and RMB100 per ton respectively. The price trend of domestic refined products was fundamentally consistent with that in the international oil market.
     (3) Chemical Products Market
     In the first half of 2010, the chemical products market underwent a major change from rise to decline. During the first quarter, the capacity utilisation rate in China was relatively low, imports maintained substantially the same level as the same period of 2009, and the impact of market supply was relatively limited. On the other hand, with the rise of international crude oil prices and a stronger expectation of inflation as well as and increasing demands in speculation and production, the prices of chemical products rose steadily. However, during the second quarter, with the implementation of a series of economic policies by the Chinese government, an increase in imports due to the commissioning of new production lines in the Middle East and the worsening of the European debt crisis, demands in speculation and production diminished and market prices fell.
     (4) Natural Gas Market
     In the first half of 2010, domestic natural gas production in China grew rapidly. Coupled with the sharp increase in imports, the supply of resources was further improved and stability of supply was assured. Gas consumption increased significantly. China’s natural gas demand and supply remained steady and operations were conducted smoothly. In order to reflect parity between the prices of natural gas and other alternative energy resources so as to guide a rational allocation of resources, the Chinese government raised the benchmark factory price of onshore natural gas produced in China by RMB230 per 1,000 cubic metres on June 1, 2010 and further improved relevant price policies and supporting measures.
2. Business Review
     The Group is principally engaged in a broad range of petroleum related products, services and activities. After the re-segmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline.

     (1) Exploration and Production
     In the first half of 2010, the Group placed emphasis on resources as a strategy, continued to implement the “Peak Growth in Oil and Gas Reserves” Program and ensured safe and steady production of oil and gas. In respect of oil and gas exploration, the Group further intensified its integrated geological researches, increased efforts to make breakthroughs on key techniques, strengthened the meticulous exploration of mature oilfields, actively pushed forward venture exploration in new oilfields, and made significant progress in the Tarim Basin, Erdos Basin, Sichuan Basin, Junggar Basin and Qaidam Basin. Oilfield development was closely tied to the production target for 2010. The Group made great efforts to overcome the adverse impact caused by extreme weather such as severe cold and snowy weather, strictly implemented the plan for balance of production, transportation and marketing, organised its production activities properly, steadily put in efforts to stabilise and raise the daily production per well and took all practical measures during the period to to lay a firm foundation for oilfield development, commenced overall maintenance projects for water injection wells, and took various measures to stabilise and increase production capacity. In the first half of 2010, crude oil production of the Group was 424.7 million barrels, representing an increase of 1.7% as compared with the same period in 2009, reflecting a gradual upward trend in the midst of steady growth in crude oil production. In respect of natural gas development, facing an extended peak for gas consumption, the Group strengthened the structured management of gas fields, stabilised the output of wells with high production and improved the conditions of wells with low production, achieving the efficient development of gas fields in a scientific manner. In the first half of 2010, marketable natural gas output of the Group amounted to 1,153.1 billion cubic feet, representing an increase of 12.9% as compared with the same period in 2009, realising a rapid growth.
     The Group pursued cooperation in overseas oil and gas projects and the scale of international business continued to expand. The Group expedited new development projects by making strategic entry in jointly acquiring coal-seam gas assets in Australia with Shell, secured significant breakthroughs in the heavy crude oil business in South America and made notable progress in the Canadian oil sands project. New achievements were attained in other important geographic regions and key domains. The Group reinforced project management of existing operations and improved overall maintenance of mature oilfields, and made great efforts to boost the production and reserves of existing operation projects. In the first half of 2010, overseas oil and natural gas equivalent output of the Group amounted to 55.2 million barrels, representing an increase of 8.3% as compared with the same period of 2009. The contribution by the Group’s international business gradually increased.
     In the first half of 2010, the Group continued to reinforce cost controls. The lifting cost for oil and gas operations was US$9.23 per barrel, representing an increase of 7.5% over US$8.59 per barrel in the first half of 2009. Excluding the effect of exchange rate changes, the lifting cost increased by 7.3% compared with that of the same period of 2009.

     Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2010	First half of 2009	Change (%)

Crude oil output	Million barrels	424.7	417.7	1.7
Marketable natural gas output	Billion cubic feet	1,153.1	1,021.1	12.9
Oil and natural gas equivalent output	Million barrels	616.9	587.9	4.9
Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.
     (2) Refining and Chemicals
     In the first half of 2010, taking the opportunity presented by the recovery of the refined products market, the Group optimised the allocation of crude oil, improved the organisation of its production, adjusted the product mix, made reasonable arrangements for equipment maintenance and maintained a safe and steady operation of its key facilities. By focusing on profitability, making scientific adjustments to production and operational plans and reinforcing cost controls, the Group has achieved historically record high results in major technical and economic indicators including the comprehensive commodity ratio, the comprehensive refinery energy consumption and the ethylene combustion energy consumption. Facing surging low-priced chemical products from the Middle East countries, concentrated commissioning of new production facilities in China and fierce competition in the chemicals market, the Group strengthened the coordination among production, transportation and marketing, improved the introduction of new chemical products and technical services and put in efforts to increase its market share. The Group also accelerated the construction of key refining and chemical projects and made significant progress in strategic structure adjustment.
     In the first half of 2010, the Group’s refineries processed 439.1 million barrels of crude oil, 70.9% of which were supplied by the Exploration and Production Segment. The Group produced approximately 38.38 million tons of gasoline, diesel and kerosene. The refining processing cost of the Group’s refineries was RMB134.6 per ton, which was similar to that for the same period of 2009.

     Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2010	First half of 2009	Change (%)

Processed crude oil	Million barrels	439.1	389.3	12.8
Gasoline, kerosene and diesel output	’000 ton	38,382	34,550	11.1
of which: Gasoline	’000 ton	10,973	11,191	(1.9)
Kerosene	’000 ton	1,167	1,026	13.7
Diesel	’000 ton	26,242	22,333	17.5
Refining yield	%	93.6	93.3	0.3 percentage points
Ethylene	’000 ton	1,809	1,322	36.8
Synthetic resin	’000 ton	2,762	2,029	36.1
Synthetic fibre raw materials and polymer	’000 ton	991	678	46.2
Synthetic rubber	’000 ton	304	191	59.2
Urea	’000 ton	1,846	2,054	(10.1)
Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.
     (3) Marketing
     In the first half of 2010, the Group made great efforts to increase its market share and strengthen its retail capacities, and improved its market analysis and forecast capability. The Group also adjusted its marketing strategy in a timely manner based on market changes, reinforced organisation and allocation of resources and continuously improved its retail management and service quality. The Group accelerated the expansion of marketing networks for refined products and the construction of storage facilities, increased the sales volume and profitability of refined products and further improved its operating profitability.
     In respect of its international trading business, the Group saw new achievements in the construction of the three overseas oil and gas operation centres, reflecting the steady strengthening of its resource allocation capacity. International trading has played a stronger role in adjusting and ensuring supplies. The quality of business operations continued to improve and the scale of operations continued to expand.
     In the first half of 2010, the Group sold 59.52 million tons of gasoline, kerosene and diesel, representing an increase of 26.6% as compared with the same period of 2009. Domestic sales of gasoline, kerosene and diesel amounted to 49.25 million tons, representing an increase of 17.6% as compared with the same period of 2009.
     (4) Natural Gas and Pipeline
     In the first half of 2010, the construction of the Group’s oil and gas pipelines achieved significant breakthroughs and the natural gas business maintained a momentum of rapid growth. The main construction works of the Sino-Russia Crude Oil Pipeline came close to completion, paving the way for the production launch in the second half of 2010 as scheduled. Line B of the Central-Asia China Gas Pipeline was in the closeout phase. The section of Sebei-Xining-

Lanzhou Gas Transportation Pipeline west to Xining and the Lanzhou-Zhengzhou Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline was completed and put into operation. Construction works of other pipelines such as the East Section of the Second West-East Gas Pipeline were accelerated, and construction works of key projects such as the Dalian LNG project and the Jiangsu LNG project progress smoothly. The natural gas business focused on safe and stable operations and increased profitability, leveraged on the centralised coordination of the nationwide pipeline network and strengthened the balance of production, transportation, marketing and storage. By improving the transmission capacity of its pipeline networks and adjusting the gas usage and the inventory control of gas storage, the Group has ensured a safe and smooth gas supply to its key users in the civil sector, public utility sector and key industrial users, as well as during the Expo 2010 Shanghai China.
     5.1.2 Management Discussion and Analysis
     1. The financial data set out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2010 prepared under IFRS
     (1) Consolidated Operating Results
     In the first half of 2010, with the gradual recovery of the global economy and continued rapid growth of China’s economy, the Group grasped this prime opportunity and proactively took a number of measures to adjust its operation strategy in light of market changes, organised its production and operations in a scientific manner, adjusted and optimised its structure, strengthened cost controls, fully implemented precision management, improved its energy saving and reduced emissions, and achieved a steady, rapid and coordinated development in its production and business operations and a substantial growth in its operating results when compared with the same period of the preceding year. During the first half of 2010, the Group achieved a turnover of RMB684,797 million, representing an increase of 64.9% from the same period of the preceding year. Net profit attributable to owners of the Company was RMB65,330 million, representing an increase of 29.4% from the same period of the preceding year. Basic earnings per share was RMB0.36, representing an increase of RMB0.08 from the same period of the preceding year.
     Turnover Turnover increased by 64.9% from RMB415,277 million for the six months ended June 30, 2009 to RMB684,797 million for the six months ended June 30, 2010. This was primarily due to the increase in the selling prices and sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group for the first half of 2009 and 2010 and the percentages of change in the sales volume and average realised prices during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage			Percentage
	First half	First half	of change	First half	First half	of change
	of 2010	of 2009	(%)	of 2010	of 2009	(%)

Crude oil*	26,657	22,768	17.1	3,733	2,303	62.1
Natural gas (million cubic metre, RMB/’000 cubic metre)	31,640	29,356	7.8	841	792	6.2
Gasoline	18,198	14,550	25.1	6,392	5,327	20.0
Diesel	38,164	30,135	26.6	5,770	4,465	29.2
Kerosene	3,158	2,343	34.8	4,719	3,303	42.9
Heavy oil	4,564	3,131	45.8	3,771	2,427	55.4
Polyethylene	1,414	1,072	31.9	9,078	7,910	14.8
Lubricant	899	924	(2.7)	8,145	6,846	19.0

*	The crude oil listed above is all external sales volume of crude oil by the Group.
     Operating Expenses Operating expenses increased 70.6% from RMB349,277 million for the six months ended June 30, 2009 to RMB595,862 million for the six months ended June 30, 2010, which consisted of the following:
     Purchases, Services and Other Expenses Purchases, services and other expenses increased 100.4% from RMB180,917 million for the six months ended June 30, 2009 to RMB362,529 million for the six months ended June 30, 2010. This was primarily due to an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in an increase in the purchase costs for the reporting period.
     Employee Compensation Costs The employee compensation costs of the Group for the six months ended June 30, 2010 were RMB37,704 million, increased by RMB7,130 million from RMB30,574 for the six months ended June 30, 2009, representing an increase of 14.8% when compared with the same period of the preceding year. After excluding the effects of the acquisition of the city gas businesses, the refining assets and Singapore Petroleum Company Limited, the main reason for such increase was as a result of the financial crisis, the employee compensation costs remained at a relative low level in the first half of 2009. Following the improvement in the operating environment in 2010, the employee compensation costs of the front line employees increased to a certain extent during the reporting period.
     Exploration Expenses Exploration expenses increased 42.3% from RMB11,107 million for the six months ended June 30, 2009 to RMB15,809 million for the six months ended June 30, 2010. This was primarily due to the fact that the Group made further expenditure in the oil and gas exploration, in order to further strengthen its foundation in terms of oil and gas resources.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation of the Group increased 30.3% from RMB42,859 million for the six months ended June 30, 2009 to RMB55,852 million for the six months ended June 30, 2010. This was primarily due to: (i) the addition of newly acquired assets and new projects which commenced production in the second half of 2009, resulting in an increase in the depreciation and depletion; (ii) an increase in the average carrying amount of fixed assets and the average net value of oil and gas assets as a result of the continuing increase in the scale of the Company’s capital expenditure, which also resulted in the increase of the depreciation and depletion.
     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 26.2% from RMB27,027 million for the six months ended June 30, 2009 to RMB34,113 million for the six months ended June 30, 2010. This was primarily due to: (i) the completion of the acquisition of the city gas businesses, the refining assets and Singapore Petroleum Company Limited in the second half of 2009 resulting in an increase in the selling and administrative expenses as compared with the same period of the preceding year; and (ii) an increase in the products delivery volume and business expansion resulting in an increase in transportation charges, rental charges and other relevant expenses.
     Taxes other than Income Taxes Taxes other than income taxes increased 57.2% from RMB56,727 million for the six months ended June 30, 2009 to RMB89,194 million for the six months ended June 30, 2010. This was primarily due to: (i) a sharp increase in the special levy on the sale of domestic crude oil from RMB2,385 million for the first half of 2009 to RMB25,851 million for the first half of 2010, as a result of the rising international crude oil prices; and (ii) an increase in fuel consumption tax from RMB39,702 million for the first half of 2009 to RMB43,442 million for the first half of 2010, as a result of the increase in the sales volume of refined products when compared with the same period of the preceding year.
     Other Expenses, net Other expenses, net, increased by RMB595 million from RMB66 million for the six months ended June 30, 2009 to RMB661 million for the six months ended June 30, 2010.
     Profit from Operations The Group’s profit from operations was RMB88,935 million for the six months ended June 30, 2010, representing an increase of 34.8% from the same period in the preceding year of RMB66,000 million.
     Net Exchange Loss Net exchange loss decreased from RMB838 million for the six months ended June 30, 2009 to RMB202 million for the six months ended June 30, 2010. The decrease in the net exchange loss was mainly due to the changes in the exchange rate fluctuation of currencies like the Tenge against the Renminbi in the first half of 2009 being higher than that of the first half of 2010.
     Net Interest Expenses Net interest expenses increased by RMB478 million, from RMB2,047 million for the six months ended June 30, 2009 to RMB2,525 million for the six months ended June 30, 2010. The increase in the net interest expense was mainly due to a substantial increase in the balance of interest-bearing debts in order to maintain a sufficient level of capital for production, operations and capital construction projects, thereby resulting in an increase in interest expense when compared with the same period of the preceding year.

     Profit before Income Tax Expense Profit before income tax expense was RMB88,648 million for the six months ended June 30, 2010, representing an increase of 38.8% from the same period in the preceding year of RMB63,854 million.
     Income Tax Expense Income tax expense increased 54.2% from RMB11,810 million for the six months ended June 30, 2009 to RMB18,210 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the taxable income for the reporting period.
     Profit for the period Net profit of the Group amounted to RMB70,438 million for the six months ended June 30, 2010, representing an increase of 35.3% from the same period in the preceding year of RMB52,044 million.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) Profit attributable to non-controlling interest was RMB1,543 million for the six months ended June 30, 2009, and profit attributable to non-controlling interest was RMB5,108 million for the six months ended June 30, 2010. This was primarily due to the low international crude oil prices during the first half of 2009 and a relatively sharp increase in the international crude oil prices during the first half of 2010 when compared with the same period of the preceding year, resulting in a significant increase in the net profit of some subsidiaries and therefore, the profit attributable to non-controlling interest of the Company.
     Profit attributable to Owners of the Company Profit attributable to owners of the Company amounted to RMB65,330 million for the six months ended June 30, 2010, representing an increase of 29.4% from the corresponding period in the preceding year of RMB50,501 million.
     (2) Segment Results
     Exploration and Production
     Turnover Turnover increased 60.9% from RMB162,688 million for the six months ended June 30, 2009 to RMB261,793 million for the six months ended June 30, 2010. The increase was primarily due to a rise in the prices of oil and gas products including crude oil and natural gas and an increase in sales volumes. The average realised crude oil price of the Group in the first half of 2010 was US$72.42 per barrel, representing an increase of 70.6% from US$42.46 per barrel during the first half of 2009.
     Operating Expenses Operating expenses increased 50.7% from RMB125,048 million for the six months ended June 30, 2009 to RMB188,421 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the purchase costs of imported crude oil and a sharp increase in the payment of special levy on the sale of domestic crude oil by the Group.

     Profit from Operations During the first half of 2010, the Exploration and Production segment used its best effort to modify the development model, organised its production and operations in a scientific manner, strengthened cost controls and fully implemented precision management. Profit from operations increased 94.9% from RMB37,640 million for the six months ended June 30, 2009 to RMB73,372 million for the six months ended June 30, 2010. The Exploration and Production segment remains the most important contributor to the profit of the Group.
     Refining and Chemicals
     Turnover Turnover increased 47.5% from RMB216,988 million for the six months ended June 30, 2009 to RMB320,163 million for the six months ended June 30, 2010. The increase was primarily due to a rise in refined products price and increase of sales volume of refined products.
     Operating Expenses Operating expenses increased 57.5% from RMB199,796 million for the six months ended June 30, 2009 to RMB314,705 million for the six months ended June 30, 2010. The increase was primarily due to the increase in the purchase costs of crude oil and feedstock oil from external suppliers.
     Profit from Operations During the first half of 2010, the Refining and Chemicals segment continued to focus on profitability, strengthened production organisation and coordination, and continued to intensify management of benchmark indicators. Costs were under effective control. However, as a result of the rise in crude oil prices, refining margin began to fall. Profit from operations decreased 68.3% from RMB17,192 million for the six months ended June 30, 2009 to RMB5,458 million for the six months ended June 30, 2010.
     Marketing
     Turnover Turnover rose 76.5% from RMB302,225 million for the six months ended June 30, 2009 to RMB533,280 million for the six months ended June 30, 2010. The rise in turnover was primarily due to a rise in refined product prices, an increase in sales volumes of refined products and an increase in turnover from the trading of oil products.
     Operating Expenses Operating expenses increased 78.3% from RMB294,932 million for the six months ended June 30, 2009 to RMB525,749 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the purchase costs of refined products from external suppliers and an increase in the operating expenses of the trading of oil products.
     Profit from Operations During the first half of 2010, the Marketing segment continued to focus on sales volume as well as profitability. Flexible and effective marketing plans were adopted and measures were taken to improve the quality of development. In the midst of abundant supply in resources coupled with an increasingly competitive operating environment, profit from operations increased 3.3% from RMB7,293 million for the six months ended June 30, 2009 to RMB7,531 million for the six months ended June 30, 2010.
     Natural Gas and Pipeline
     Turnover Turnover increased 51.0% from RMB35,074 million for the six months ended June 30, 2009 to RMB52,945 million for the six months ended June 30, 2010. The increase was primarily due to: (1) an increase in the sales volume of natural gas and the volume of natural gas from pipeline transmission together with a rise in natural gas price; and (2) the Group expanded businesses including the city gas business and LPG business. During the reporting period, the sales revenue of businesses including city gas and LPG increased.
     Operating Expenses Operating expenses increased 65.5% from RMB25,207 million for the six months ended June 30, 2009 to RMB41,730 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.
     Profit from Operations During the first half of 2010, the Natural Gas and Pipeline segment remained focused on safe and smooth operation and transmission and on increasing profitability. The Group continued to strengthen the overall balance of production, transportation, marketing and storage. Profit contribution from the Natural Gas and Pipeline segment to the Group continues to grow. Profit from operations increased 13.7% from RMB9,867 million for the six months ended June 30, 2009 to RMB11,215 million for the six months ended June 30, 2010.
     (3) Cash Flows
     As at June 30, 2010, the primary sources of funds of the Group were cash provided by operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
     The table below sets forth the cash flows of the Group for the six months ended June 30, 2010 and June 30, 2009, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30,
	2010	2009
	RMB million	RMB million

Net cash flows provided by operating activities	147,499	132,169
Net cash flows used for investing activities	(115,267)	(92,673)
Net cash flows from financing activities	8,177	17,242
Translation of foreign currency	(67)	(656)
Cash and cash equivalents at the end of the period	127,267	89,232

     Net Cash Flows Provided by Operating Activities
     The net cash flows of the Group provided by operating activities for the six months ended June 30, 2010 were RMB147,499 million, representing an increase of 11.6% compared with RMB132,169 million generated for the six months ended June 30, 2009. This was mainly due to the increase in the net profit of the first half of 2010 as compared with the same period of the preceding year. As at June 30, 2010, the Group had cash and cash equivalents of RMB127,267 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 89.5% were denominated in Renminbi, 7.3% were denominated in US Dollars, 1.9% were denominated in Hong Kong dollars and 1.3% were denominated in other currencies).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the six months ended June 30, 2010 were RMB115,267 million, representing an increase of 24.4% compared with RMB92,673 million used for the six months ended June 30, 2009. The increase in cash flows used for investing activities was primarily due to an increase in cash payments for capital expenditures.
     Net Cash Flows From Financing Activities
     The net cash flows of the Group from financing activities for the six months ended June 30, 2010 were RMB8,177 million, representing a decrease of 52.6% compared with the net cash flows from financing activities of RMB17,242 million during the six months ended June 30, 2009. This was primarily due to the smaller net amount of new borrowings against repaid borrowings as compared with the same period of 2009.
     The net borrowings of the Group as at June 30, 2010 and December 31, 2009, respectively, were as follows:

	As at June 30, 2010	As at December 31, 2009
	RMB million	RMB million

Short-term borrowings (including current portion of long-term borrowings)	140,765	148,851
Long-term borrowings	130,509	85,471

Total borrowings	271,274	234,322

Less: Cash and cash equivalents	127,267	86,925

Net borrowings	144,007	147,397

     Maturities of long-term borrowings of the Group were as follows:

	As at June 30, 2010	As at December 31, 2009
	RMB million	RMB million

To be repaid within one year	6,185	14,229
To be repaid within one to two years	38,085	12,212
To be repaid within two to five years	51,849	62,821
To be repaid after five years	40,575	10,438

	136,694	99,700

     Of the total borrowings of the Group as at June 30, 2010, approximately 75.0% were fixed-rate loans and approximately 25.0% were floating-rate loans. Of the borrowings as at June 30, 2010, approximately 83.6% were denominated in Renminbi, 10.7% were denominated in US Dollars, 5.6% were denominated in Canadian Dollars and 0.1% were denominated in other currencies.
     As at June 30, 2010, the gearing ratio of the Group (gearing ratio=interest-bearing debts/(interest-bearing debts + total equity)) was 22.1% (As at December 31, 2009: 20.5%).
     (4) Capital Expenditures
     For the six months ended June 30, 2010, capital expenditures of the Group were RMB87,528 million, representing an increase of 12.1% from the same period of 2009 of RMB78,081 million. This was primarily due to the increased investment in the exploration and production and integrated refining and chemical operations by the Group. The following table sets out the capital expenditures incurred by the various segments of the Group for the six months ended June 30, 2010 and for the six months ended June 30, 2009 and the estimated capital expenditures for the various segments of the Group for the whole year of 2010.

	For the first half of 2010		For the first half of 2009		Estimates for 2010
	RMB million	(%)	RMB million	(%)	RMB million	(%)

Exploration and Production*	46,140	52.7	38,804	49.7	161,400	53.6
Refining and Chemicals	15,229	17.4	8,872	11.4	49,500	16.5
Marketing	4,030	4.6	2,293	2.9	24,100	8.0
Natural Gas and Pipeline	21,994	25.1	27,096	34.7	62,000	20.6
Other	135	0.2	1,016	1.3	3,900	1.3

Total	87,528	100.0	78,081	100.0	300,900	100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2009 and the first half of 2010, and the estimates for the same in 2010 would be RMB44,176 million, RMB52,229 million and RMB175,200 million, respectively.

     Exploration and Production
     For the six months ended June 30, 2010, capital expenditures in relation to the Exploration and Production segment amounted to RMB46,140 million which were mainly used in oil and gas exploration projects in Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin and Junggar Basin, the construction of key production facilities at various oil and gas fields and the joint oil and gas exploration and development of projects overseas.
     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2010 will amount to RMB161,400 million. Exploration activities in China will mainly be focused on the overall control of the key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin and Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while efforts to maintain stable or increasing output will also be focused on areas such as Daqing, Changqing, Southwest and Tarim oil and gas fields. International business will be focused on the oil and gas exploration and development in Central Asia and the Middle East.
     Refining and Chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the six months ended June 30, 2010 amounted to RMB15,229 million, which were mainly used for the construction of large refining facilities at Guangxi Petrochemical, Sichuan Petrochemical, Ningxia Petrochemical and Huhhot Petrochemical and the construction of large scale ethylene projects such as Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.
     The Group anticipates that capital expenditures for the Refining and Chemicals segment for the twelve months ending December 31, 2010 will amount to RMB49,500 million, which will mainly be used for large scale refining projects and the construction of major ethylene projects including Sichuan Petrochemical, Guangxi Petrochemical, Ningxia Petrochemical, Huhhot Petrochemical, Fushun Petrochemical and Daqing Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the six months ended June 30, 2010 amounted to RMB4,030 million, which were mainly used for the construction of sales network facilities including service stations and oil storage tanks.
     The Group anticipates that capital expenditures for the Marketing segment for the twelve months ending December 31, 2010 will amount to RMB24,100 million, which are expected to be used primarily for the construction and expansion of efficient sales networks.

     Natural Gas and Pipeline
     Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2010 amounted to RMB21,994 million, which were mainly used in the construction of projects including the Second West-East Gas Pipeline and the Sino-Russia Crude Oil and other pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2010 will amount to RMB62,000 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the Second West-East Gas Pipeline and Sino-Russia Crude Oil Pipeline and associated LNG and gas storage facilities.
     Other
     Capital expenditures for the Other segment for the six months ended June 30, 2010 were RMB135 million.
     The Group anticipates that capital expenditures for the Other segment for the twelve months ending December 31, 2010 will amount to RMB3,900 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.
     2. The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS
     (1) Principal operations by segment under CAS

					Change in
				Change in	cost of
				income from	principal
				principal	operations
				operations	compared
	Income from	Cost of		compared	with the
	principal	principal		with the same	same period
	operations for	operations		period of the	of the	Increase
	the first half of	for the first	Gross	preceding	preceding	(decrease) in
	2010	half of 2010	margin*	year	year	gross margin
						(Percentage
	RMB million	RMB million	(%)	(%)	(%)	points)

Exploration and production	256,115	131,155	34.9	61.2	31.4	3.8
Refining and chemicals	317,181	249,107	6.1	48.5	74.0	(6.6)
Marketing	530,369	499,710	5.7	76.8	82.8	(2.8)
Natural gas and pipeline	52,397	39,373	23.6	51.2	66.4	(6.7)
Other	75	34	50.7	134.4	(27.7)	135.1
Inter-segment elimination	(483,795)	(482,713)	—	—	—	—
Total	672,342	436,666	22.5	66.1	82.9	(5.3)

*	Gross margin=Profit from principal operations / Income from principal operations

     During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB18,377 million.
     (2) Principal operations by region under CAS

			Change compared with
			the same period of the
	First half of 2010	First half of 2009	preceding year
Operating income	RMB million	RMB million	(%)

Mainland China	504,892	341,424	47.9
Other	179,905	73,853	143.6
Total	684,797	415,277	64.9
     5.2 Explanation on the reasons for material changes in principal operations and their structure
     ☐ Applicable ☑ Not applicable
     5.3 Explanation on material changes in profitability (gross margin) of principal operations compared to the same period of the preceding year
     ☐ Applicable ☑ Not applicable
     5.4 Analysis of the reasons for material changes in the profit composition compared to the same period of the preceding year
     ☐ Applicable ☑ Not applicable

     5.5 Use of proceeds from fund raising
     5.5.1 Utilisation of proceeds from fund raising
     ☑ Applicable ☐ Not applicable

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million, respectively.
			Total amount
			of proceeds
			used during the
			reporting
			period	RMB594 million
			Accumulated
			amount of
			proceeds used	RMB62,215 million
	Proposed		Actual	Realised
	investment	Modification	investment	return on	Progress as	Achieved
Committed project	(RMB million)	of the project	(RMB million)	investment	planned	expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,391	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Dushanzi Petrochemical’s projects — processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	2,081	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Total	37,770		33,742
Projects not progressing as planned and not achieving expected return	—
Projects modified and modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.
     5.5.2 Modification of projects
     ☐ Applicable ☑ Not applicable

     5.6 Business Prospect in the Second Half of 2010
     In the second half of 2010, the global economy is expected to show prospects of sustained recovery, and the PRC economy shows stronger signs of rebound. China’s economy is expected to maintain a rapid growth, and demand in petroleum and petrochemical markets is expected to rise accordingly. However, affected by factors including exchange rate fluctuations of the US Dollar, regional political uncertainties and speculative activities, international crude oil prices may fluctuate drastically with high frequency over the near future, and the operating environment for the petroleum and petrochemical industry may also face numerous uncertainties. Confronted with complicated and ever changing macro-economic environment, the Group will continue to vigorously implement its three key strategies on “resources, marketing and internationalisation”, place emphasis on the quality and profitability principles and fully leverage on its integrated operations advantage. The Group will also organise production and operations in a scientific manner, make efforts in structural adjustment and optimisation, with a view to continuously improve its innovation capability, proactively accelerate the transformation of business development pattern, continually enhance corporate management and maintain a fast but steady development of the Group’s production and operations.
     In respect of exploration and production operations, the Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program and maintain its leading position in the upstream operations in China. The Group will place great emphasis on large-scale, efficient and scientific exploration and carry out exploration at key basins and major projects. Preliminary exploration and venture exploration will be strengthened and meticulous exploration in the mature areas will also be firmly implemented, all with a view to make efforts for strategic discoveries and a sizable increase in reserves. In the development of oil and gas fields, the Group will uphold the principle of overall arrangement, overall exploration, overall development and scale operation for new oilfields, strengthen the work to lay a firm foundation for oilfield development and secondary recovery at mature oilfields. Major development tests will be organised in a scientific manner in order to promote the transformation of the development methods of mature oilfields and lay a sound foundation for the stable production of oilfields. The Group will continue to grow its coal-seam gas business and expedite the development of its natural gas business. The Group will continue to regard natural gas operations as a business of key growth and strategic importance, focusing on the development of key gas regions and maintaining a momentum of rapid yet safe and steady growth.
     In respect of refining and chemicals operations, the Group will continue to uphold its profitability-focused and market-oriented principles by optimising the crude oil resources allocation and ensuring the mutual supply of chemical materials in a scientific manner, thereby increasing the processing load and improving the overall profitability of refining and chemical business. The Group will keep abreast of market changes, adjust the marketing strategy for its chemical products flexibly, stabilise prices and reduce the inventory, expand its distribution channels, with a view to improve its service quality, improve the retention rate of quality clients and increase the proportion of direct sales. The Group will speed up the strategic adjustment of the overall planning and structuring of the refining and chemicals operations, and push forward the construction of large refining projects in coastal areas, southern China and other strategically important areas in an orderly and swift manner, so as to ensure the continuing growth of refining and chemical production capacities.
     In respect of the sale of refined products, the Group will make further efforts to increase its market share and improve its retailing capability by further strengthening market analysis and research, adjusting its marketing strategy in a timely manner based on market changes and making comprehensive arrangements for allocation of resources. The Group will also strengthen the coordination between production and marketing and place stronger efforts in the development of marketing network and despatch priority in order to maintain the market share in the mature markets and make early breakthroughs in new markets. The Group will also accelerate the construction of reserve oil depots for refined products in order to establish an efficient, safe and stable supply support system with flexible despatch ability. The Group will also uphold the profitability-focused principle, promote the sales of non-fuel products in an orderly, efficient and compliant manner in order to raise the profit margins of service stations.
     In respect of natural gas and pipeline operations, the Group will give overall consideration to resources and market by making appropriate arrangements for the construction and operation of key oil and gas pipelines and further improving the emergency plan for gas supply and following up with the change of market demand timely. Overall balance of production, transportation, marketing and storage will be enhanced. A safe, stable and orderly gas supply can be achieved by utilising various resources and adjustment mechanisms. The Group will also optimise its gas supply structure by making more efforts in the market development of natural gas business, making proper arrangements for marketing plans, increasing the market size and ensuring a rapid growth of its natural gas business.
     In respect of international operations, the Group will further enhance its capability in optimising resources globally, continue to expand its international energy co-operation for mutual benefits, ensuring optimal operations of the existing overseas projects and implementation of new projects, uphold the profitability-focused principle, optimise the structure of overseas oil and gas investments and control its operating cost. The Group will also accelerate the development of its international trading business, build a competitive international trade system and further increase the scale of its international trading business.
     5.7 Modification to the operating plan for the second half of this year approved by the Board
     ☐ Applicable   ☑ Not applicable

     5.8 Warning and explanation concerning the expectation that the accrued net profit from the beginning of this year to the end of the next reporting period will be negative, or will change dramatically from that of the same period of the preceding year
     ☐ Applicable   ☑ Not applicable
     5.9 Explanation of the Board about the Accounting Firm’s “other than standard unqualified opinion” in respect of the interim report
     ☐ Applicable   ☑ Not applicable
     5.10 Explanation of the Board about the changes in issues relating to the Accounting Firm’s “other than standard unqualified opinion” for the preceding year and how these issues are resolved
     ☐ Applicable   ☑ Not applicable
     5.11 Final dividends for the year ended December 31, 2009
     Final dividends in respect of 2009 of RMB0.13003 per share (inclusive of tax) amounted to a total of RMB23,799 million were approved by the shareholders at the annual general meeting of the Company on May 20, 2010 and were paid on June 30, 2010.
     5.12 Interim dividends and Closure of Register of Members
     The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2010 at the shareholders’ meeting held on May 20, 2010. The Board has resolved to declare and pay to all shareholders of the Company of interim dividends of RMB0.16063 per share (inclusive of tax) for the six months ended June 30, 2010 on the basis of 183,020,977,818 total shares of the Company as at June 30, 2010. The total amount of the interim dividends payable is RMB29,399 million.
     The interim dividends of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 15, 2010. The register of members of H shares will be closed from September 10, 2010 to September 15, 2010 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 9, 2010. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 15, 2010 will be eligible for the interim dividends.

     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated based on the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividends by the Board of Directors.
     According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. The Company will not withhold and pay income tax in respect of the dividends payable to any natural person shareholders whose names appear on the Company’s register of members for H shares as at September 15, 2010.
     Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members at the close of business on September 15, 2010. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding of corporate income tax.

6 Significant Events
     6.1 Acquisition, Sale of Assets and Restructuring of Assets
     6.1.1 Acquisition of Assets
     ☐ Applicable   ☑ Not applicable
     The Group has no major acquisition during the reporting period.
     6.1.2 Sale of Assets
     ☐ Applicable   ☑ Not applicable
     The Group has no major sale during the reporting period.
     6.1.3 The progress of the transaction and the impact on the operating results and financial position of the Group during the reporting period since the publication of the report on the restructuring of assets or sale and purchase of assets
     ☑ Applicable   ☐ Not applicable
     Among the acquisitions of assets announced by the Company in the previous reporting period, other than the termination of the acquisition of shareholding interests in South Oil Exploration and Development Co., Ltd. (For further details, please refer to the announcement of the Company published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 19, 2010 and August 20, 2010, respectively) and the acquisition of the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities was still in progress, acquisitions of assets as previously announced by the Company have all been completed. Such acquisitions do not have any impact on the continuity of the Group’s business and the stability of its management.
     6.2 Material Guarantee
     ☐ Applicable   ☑ Not applicable
     The Group has no material guarantee during the reporting period.
     6.3 Non-operating Connected Obligatory Rights and Debts
     ☐ Applicable   ☑ Not applicable

     6.4 Material Litigation and Arbitration
     ☐ Applicable   ☑ Not applicable
     6.5 Other Significant Events
     ☑ Applicable   ☐ Not applicable
     6.5.1 Investment in securities
     ☐ Applicable   ☑ Not applicable
     6.5.2 Holding of interest in other listed securities
     ☑  Applicable   ☐ Not applicable
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:
Unit: HK$ million

Number
		Initial	of shares		Book value as
Stock	Stock short	investment	held	Shareholding	at the end of	Financial	Source of
code	name	amount	(million)	(%)	the period	accounts	shareholding
135	KUNLUN ENERGY (1)	742	251,392	50.74	742	Long term investment	Acquisition

Note 1:	The Group held the shares in Kunlun Energy Limited (formerly known as CNPC (HK) Limited), a company whose shares are listed on the Hong Kong Stock Exchange, through Sun World Limited, its overseas wholly-owned subsidiary.
     6.5.3 Holding of interest in non-listed financial institutions
     ☑ Applicable   ☐ Not applicable
     On May 20, 2010, the shareholders of the Company considered and approved the subscription of new registered capital (the “Capital Injection”) in China Petroleum Finance Co., Ltd.. The Capital Injection was approved by the China Banking Regulatory Commission on June 23, 2010. As of June 30, 2010, the Company has paid a consideration of RMB9,618 million and China Petroleum Finance Co., Ltd. is undergoing relevant process for completion. Upon completion of the Capital Injection, the equity interest of the Company in China Petroleum Finance Co., Ltd. shall be increased to 49%.

     6.5.4 Holding of interest in companies which proposes to list
     ☐ Applicable   ☑ Not applicable
     6.5.5 Issuance of medium-term notes

Date of issue	Amount (RMB million)	Term (years)		Interest per annum
February 5, 2010	11,000	7		4.60%
May 19, 2010	20,000	7	(1)	3.97%
May 19, 2010	20,000	5		3.97%

Note (1):	The second tranche of medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.
     6.6 Events after Balance Sheet Date
     ☑ Applicable   ☐ Not applicable
     6.6.1 On July 14, 2010, the shareholders of Arrow Energy Limited (“Arrow”) approved the proposed acquisition of 100% of the shares of Arrow by CS CSG (Australia) Pty Ltd., a 50-50 joint venture company owned by a subsidiary of the Group and Shell Energy Holdings Australia Ltd. for a cash consideration of Australian Dollar (“AUD”) 4.70 per share. On August 23, 2010, CS CSG (Australia) Pty Ltd. paid a total consideration of AUD3.5 billion (approximately RMB 21,120 million).

7 Financial Statements
     7.1 Auditors’ Opinion

Financial Statements	☑ Unaudited	☐ Audited
Auditors’ opinion	Not applicable
     7.2 The Group’s Balance Sheets, Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives
     7.2.1 Financial statements prepared in accordance with IFRS

     (1) Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30
		2010	2009
	Notes	RMB million	RMB million

TURNOVER	(i)	684,797	415,277

OPERATING EXPENSES
Purchases, services and other		(362,529)	(180,917)
Employee compensation costs		(37,704)	(30,574)
Exploration expenses, including exploratory dry holes		(15,809)	(11,107)
Depreciation, depletion and amortisation		(55,852)	(42,859)
Selling, general and administrative expenses		(34,113)	(27,027)
Taxes other than income taxes		(89,194)	(56,727)
Other expenses, net		(661)	(66)

TOTAL OPERATING EXPENSES		(595,862)	(349,277)
PROFIT FROM OPERATIONS		88,935	66,000
FINANCE COSTS
Exchange gain		928	265
Exchange loss		(1,130)	(1,103)
Interest income		993	504
Interest expense		(3,518)	(2,551)

TOTAL NET FINANCE COSTS		(2,727)	(2,885)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		2,440	739

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	88,648	63,854
INCOME TAX EXPENSE	(iii)	(18,210)	(11,810)

PROFIT FOR THE PERIOD		70,438	52,044

OTHER COMPREHENSIVE INCOME:
Currency translation differences		469	(4,000)
Fair value (loss)/ gain from available-for-sale financial assets		(38)	104
Income tax relating to components of other comprehensive (loss)/ income		6	(21)

OTHER COMPREHENSIVE INCOME /(LOSS), NET OF TAX		437	(3,917)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		70,875	48,127

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		65,330	50,501
Non-controlling interest		5,108	1,543

		70,438	52,044

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		65,647	48,572
Non-controlling interest		5,228	(445)

		70,875	48,127

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.36	0.28

     (2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2010	December 31, 2009
		RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment		1,100,847	1,075,467
Investments in associates and jointly controlled entities		29,021	28,223
Available-for-sale financial assets		2,175	2,343
Advance operating lease payments		32,116	30,236
Intangible and other assets		20,967	18,017
Deferred tax assets		242	289
Time deposits with maturities over one year		3,016	1,330

TOTAL NON-CURRENT ASSETS		1,188,384	1,155,905

CURRENT ASSETS
Inventories		121,066	114,781
Accounts receivable	(vi)	41,461	28,785
Prepaid expenses and other current assets		77,513	59,595
Notes receivable		5,742	4,268
Time deposits with maturities over three months but within one year		3,028	29
Cash and cash equivalents		127,267	86,925

TOTAL CURRENT ASSETS		376,077	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	231,354	204,739
Income taxes payable		10,365	9,721
Other taxes payable		26,013	25,242
Short-term borrowings		140,765	148,851

TOTAL CURRENT LIABILITIES		408,497	388,553

NET CURRENT LIABILITIES		(32,420)	(94,170)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,155,964	1,061,735
EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		465,750	424,067
Reserves		242,547	240,135
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		891,318	847,223
Non-controlling interest		65,158	60,478
TOTAL EQUITY		956,476	907,701
NON-CURRENT LIABILITIES
Long-term borrowings		130,509	85,471
Asset retirement obligations		47,335	44,747
Deferred tax liabilities		18,455	21,449
Other long-term obligations		3,189	2,367

TOTAL NON-CURRENT LIABILITIES		199,488	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,155,964	1,061,735

     (3) Condensed Consolidated Statement of Cash Flows

	Six months ended June 30
	2010	2009
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	70,438	52,044
Adjustments for:
Income tax expense	18,210	11,810
Depreciation, depletion and amortisation	55,852	42,859
Capitalised exploratory costs charged to expense	9,720	5,735
Share of profit of associates and jointly controlled entities	(2,440)	(739)
Reversal of provision for impairment of receivables, net	(45)	(34)
Write down in inventories, net	95	75
Loss/ (gain) on disposal of property, plant and equipment	272	(140)
Gain on disposal of investments in associates and jointly controlled entities	(19)	(10)
Gain on disposal of subsidiaries	(55)	—
(Gain)/ loss on disposal of available-for-sale financial assets	(3)	2
Loss on disposal of intangible and other non-current assets	7	2
Dividend income	(147)	(145)
Interest income	(993)	(504)
Interest expense	3,518	2,551
Advance payments on long-term operating leases	(2,970)	(1,644)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(11,269)	11,679
Inventories	(6,185)	3,010
Accounts payable and accrued liabilities	34,157	24,161

CASH GENERATED FROM OPERATIONS	168,143	150,712
Income taxes paid	(20,644)	(18,543)

NET CASH PROVIDED BY OPERATING ACTIVITIES	147,499	132,169

	Six months ended June 30
	2010	2009
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(101,842)	(88,666)
Acquisition of investments in associates and jointly controlled entities, including prepayment	(9,950)	(7,216)
Acquisition of available-for-sale financial assets	—	(13)
Acquisition of intangible assets and other non-current assets	(991)	(1,494)
Purchase of non-controlling interest	(37)	(55)
Acquisition of subsidiaries	(737)	(177)
Proceeds from disposal of property, plant and equipment	113	291
Proceeds from disposal of investments in associates and jointly controlled entities	108	16
Proceeds from disposal of subsidiaries	22	—
Proceeds from disposal of available-for-sale financial assets	26	108
Proceeds from disposal of intangible and other non-current assets	17	11
Interest received	810	469
Dividends received	1,895	278
(Increase)/ decrease in time deposits with maturities over three months	(4,701)	3,775

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(115,267)	(92,673)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(80,473)	(47,508)
Repayments of long-term borrowings	(23,476)	(6,401)
Interest paid	(3,466)	(2,563)
Dividends paid to non-controlling interest	(1,793)	(1,323)
Dividends paid to owners of the Company	(23,799)	(27,367)
Increase in short-term borrowings	80,330	50,196
Increase in long-term borrowings	60,379	51,622
Capital contribution from non-controlling interest	582	655
Capital reduction of subsidiaries	—	(113)
(Decrease) / increase in other long-term obligations	(107)	44

NET CASH FLOWS FROM FINANCING ACTIVITIES	8,177	17,242

TRANSLATION OF FOREIGN CURRENCY	(67)	(656)

Increase in cash and cash equivalents	40,342	56,082
Cash and cash equivalents at beginning of the period	86,925	33,150

Cash and cash equivalents at end of the period	127,267	89,232

     (4) Selected notes from the financial statements prepared in accordance with IFRS
     (i) Turnover
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas.
     (ii) Profit Before Income Tax Expense

	Six months ended June 30
	2010	2009
	RMB million	RMB million

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	147	145
Gain on disposal of property, plant and equipment	—	140
Reversal of provision for impairment of receivables	47	65
Reversal of write down in inventories	11	21

Charged
Amortisation on intangible and other assets	1,109	980
Cost of inventories recognised as expense	432,408	237,814
Provision for impairment of receivables	2	31
Interest expense (Note (i))	3,518	2,551
Loss on disposal of property, plant and equipment	272	—
Operating lease expenses	3,629	3,240
Research and development expenses	5,463	4,191
Write down in inventories	106	96

Note (i): Interest expense
Interest expense	5,085	3,821
Less: Amounts capitalised	(1,567)	(1,270)

	3,518	2,551

     (iii) Income Tax Expense

	Six months ended June 30
	2010	2009
	RMB million	RMB million

Current taxes	21,288	6,224
Deferred taxes	(3,078)	5,586

	18,210	11,810

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.
     (iv) Basic and Diluted Earnings Per Share
     Basic and diluted earnings per share for the six months ended June 30, 2010 and June 30, 2009 have been computed by dividing profit for the period attributable to owners of the Company by the 183,021 million shares issued and outstanding for the period.
     There are no potentially dilutive ordinary shares.
     (v) Dividends

	Six months ended June 30
	2010	2009
	RMB million	RMB million

Interim dividends attributable to owners of the Company for 2010 (note a)	29,399	—
Interim dividends attributable to owners of the Company for 2009 (note c)	—	22,725

(a)	As authorised by shareholders in the Annual General Meeting on May 20, 2010, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2010 of RMB0.16063 yuan per share amounting to a total of RMB29,399 million. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the date of the statement of financial position.

(b)	Final dividends attributable to owners of the Company in respect of 2009 of RMB0.13003 yuan per share amounting to a total of RMB23,799 million were approved by the shareholders in the Annual General Meeting on May 20, 2010 and were paid on June 30, 2010.

(c)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB0.12417 yuan per share amounting to a total of RMB22,725 million were paid on October 16, 2009.

(d)	Final dividends attributable to owners of the Company in respect of 2008 of RMB0.14953 yuan per share amounting to a total of RMB27,367 million were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

     (vi) Accounts Receivable

	June 30, 2010	December 31, 2009
	RMB million	RMB million

Accounts receivable	43,531	30,909
Less: Provision for impairment of receivables	(2,070)	(2,124)

	41,461	28,785

     The aging analysis of accounts receivable at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009
	RMB million	RMB million

Within 1 year	41,056	28,579
Between 1 to 2 years	294	112
Between 2 to 3 years	94	84
Over 3 years	2,087	2,134

	43,531	30,909

     (vii) Accounts Payable and Accrued Liabilities

	June 30, 2010	December 31, 2009
	RMB million	RMB million

Trade payables	76,973	62,840
Advances from customers	18,680	21,193
Salaries and welfare payable	10,482	5,105
Accrued expenses	15,914	31
Dividends payable by subsidiaries to non-controlling interest	297	105
Interest payable	1,897	1,448
Construction fee and equipment costs payables	87,732	93,920
Other payables	19,379	20,097

	231,354	204,739

     The aging analysis of trade payables at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009
	RMB million	RMB million

Within 1 year	74,656	60,420
Between 1 to 2 years	1,355	1,404
Between 2 to 3 years	349	505
Over 3 years	613	511

	76,973	62,840

     (viii) Segment Information
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.
     The segment information for the operating segments for the six months ended June 30, 2010 and 2009 are as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
Six months ended	RMB	RMB	RMB	RMB	RMB	RMB
June 30, 2010	million	million	million	million	million	million

Turnover	261,793	320,163	533,280	52,945	411	1,168,592
Less: Intersegment sales	(203,680)	(244,746)	(29,588)	(5,691)	(90)	(483,795)

Turnover from external customers	58,113	75,417	503,692	47,254	321	684,797

Depreciation, depletion and amortisation	(38,377)	(7,493)	(3,897)	(5,594)	(491)	(55,852)
Profit / (loss) from operations	73,372	5,458	7,531	11,215	(8,641)	88,935

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
Six months ended	RMB	RMB	RMB	RMB	RMB	RMB
June 30, 2009	million	million	million	million	million	million

Turnover	162,688	216,988	302,225	35,074	409	717,384
Less: Intersegment sales	(123,293)	(164,165)	(11,014)	(3,577)	(58)	(302,107)

Turnover from external customers	39,395	52,823	291,211	31,497	351	415,277

Depreciation, depletion and amortisation	(30,370)	(5,550)	(3,080)	(3,383)	(476)	(42,859)
Profit / (loss) from operations	37,640	17,192	7,293	9,867	(5,992)	66,000

     7.2.2 Financial statements prepared in accordance with CAS
     (1) Consolidated and Company Balance Sheets

	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	The Group	The Group	The Company	The Company
ASSETS	RMB million	RMB million	RMB million	RMB million

Current assets
Cash at bank and on hand	133,311	88,284	106,365	66,888
Notes receivable	5,742	4,268	9,286	9,704
Accounts receivable	41,461	28,785	5,270	3,314
Advances to suppliers	64,765	36,402	49,142	20,120
Other receivables	7,228	4,815	19,318	17,217
Inventories	121,066	114,781	95,000	93,740
Other current assets	5,520	18,378	1,407	11,580

Total current assets	379,093	295,713	285,788	222,563

Non-current assets
Available-for-sale financial assets	2,132	2,296	882	982
Long-term equity investments	28,392	27,562	155,391	146,364
Fixed assets	350,987	331,473	281,368	262,421
Oil and gas properties	517,290	519,459	345,600	355,038
Construction in progress	221,031	212,739	162,162	167,362
Construction materials	11,284	12,169	9,927	11,044
Intangible assets	32,103	30,622	24,468	23,468
Goodwill	2,896	2,818	119	119
Long-term prepaid expenses	15,438	14,952	13,148	12,696
Deferred tax assets	242	289	—	—
Other non-current assets	3,455	650	278	286

Total non-current assets	1,185,250	1,155,029	993,343	979,780

TOTAL ASSETS	1,564,343	1,450,742	1,279,131	1,202,343

	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
LIABILITIES AND	The Group	The Group	The Company	The Company
SHAREHOLDERS’ EQUITY	RMB million	RMB million	RMB million	RMB million

Current liabilities
Short-term borrowings	74,580	74,622	64,903	77,339
Notes payable	1,205	2,002	—	21
Accounts payable	164,705	156,760	92,103	101,135
Advances from customers	18,680	21,193	12,786	15,043
Employee compensation payable	10,482	5,105	9,524	4,303
Taxes payable	36,378	34,963	24,533	24,281
Other payables	33,512	17,125	24,792	12,636
Current portion of non-current liabilities	6,185	14,229	2,258	13,884
Other current liabilities	62,770	62,554	61,774	61,354

Total current liabilities	408,497	388,553	292,673	309,996

Non-current liabilities
Long-term borrowings	30,642	36,506	18,566	14,672
Debentures payable	99,867	48,965	99,500	48,500
Provisions	47,335	44,747	31,207	29,137
Deferred tax liabilities	18,364	21,493	4,910	8,219
Other non-current liabilities	3,189	2,367	2,465	1,975

Total non-current liabilities	199,397	154,078	156,648	102,503

Total liabilities	607,894	542,631	449,321	412,499

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	116,194	116,379	128,037	128,041
Special reserve	10,010	8,075	7,755	6,020
Surplus reserves	125,447	125,447	114,347	114,347
Undistributed profits	460,610	419,046	396,650	358,415
Currency translation differences	(3,845)	(4,186)	—	—

Equity attributable to equity holders of the Company	891,437	847,782	829,810	789,844

Minority interest	65,012	60,329	—	—

Total shareholders’ equity	956,449	908,111	829,810	789,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,564,343	1,450,742	1,279,131	1,202,343

     (2) Consolidated and Company Income Statements

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million

Operating income	684,797	415,277	464,121	317,969
Less: Cost of sales	(448,217)	(248,922)	(309,226)	(198,275)
Tax and levies on operations	(86,064)	(54,393)	(66,619)	(47,457)
Selling expenses	(26,471)	(20,972)	(21,142)	(17,219)
General and administrative expenses	(31,496)	(24,752)	(24,727)	(18,768)
Finance expenses	(2,919)	(3,153)	(2,794)	(2,060)
Asset impairment losses	(3,142)	(41)	(3,049)	(42)
Add: Investment income	2,626	885	30,948	17,307

Operating profit	89,114	63,929	67,512	51,455

Add: Non-operating income	1,028	1,079	777	885
Less: Non-operating expenses	(1,604)	(1,412)	(1,409)	(1,018)

Profit before taxation	88,538	63,596	66,880	51,322

Less: Taxation	(18,216)	(11,719)	(4,967)	(4,325)

Net profit	70,322	51,877	61,913	46,997

Attributable to:
Equity holders of the Company	65,211	50,326	61,913	46,997
Minority interest	5,111	1,551	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.36	0.27	0.34	0.26
Diluted earnings per share (RMB Yuan)	0.36	0.27	0.34	0.26

Other comprehensive income /(loss)	437	(3,917)	(15)	63

Total comprehensive income	70,759	47,960	61,898	47,060
Attributable to:
Equity holders of the Company	65,528	48,397	61,898	47,060
Minority interest	5,231	(437)	—	—

     (3) Consolidated and Company Cash Flow Statements

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	782,188	481,430	537,714	365,841
Refund of taxes and levies	316	412	316	412
Cash received relating to other operating activities	3,592	181	7,702	4,805

Sub-total of cash inflows	786,096	482,023	545,732	371,058

Cash paid for goods and services	(429,248)	(195,009)	(298,061)	(167,557)
Cash paid to and on behalf of employees	(32,338)	(27,979)	(23,931)	(18,008)
Payments of taxes and levies	(142,746)	(97,004)	(103,351)	(73,146)
Cash paid relating to other operating activities	(31,295)	(28,218)	(28,135)	(21,677)

Sub-total of cash outflows	(635,627)	(348,210)	(453,478)	(280,388)

Net cash flows from operating activities	150,469	133,813	92,254	90,670

Cash flows from investing activities
Cash received from disposal of investments	156	3,899	68	3,285
Cash received from returns on investments	2,705	747	31,718	16,922
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	130	302	110	148

Sub-total of cash inflows	2,991	4,948	31,896	20,355

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(105,803)	(91,804)	(69,752)	(71,988)
Cash paid to acquire investments	(15,425)	(7,461)	(21,791)	(255)

Sub-total of cash outflows	(121,228)	(99,265)	(91,543)	(72,243)

Net cash flows from investing activities	(118,237)	(94,317)	(59,647)	(51,888)

Cash flows from financing activities
Cash received from capital contributions	582	655	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	582	655	—	—
Cash received from borrowings	140,709	101,818	108,083	76,111
Cash received relating to other financing activities	78	136	48	97

Sub-total of cash inflows	141,369	102,609	108,131	76,208

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million

Cash repayments of borrowings	(103,949)	(53,909)	(77,190)	(35,895)
Cash payments for interest expenses and distribution of dividends or profits	(29,058)	(31,253)	(26,886)	(29,978)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,793)	(1,323)	—	—
Capital reduction	—	(113)	—	—
Cash payments relating to other financing activities	(185)	(92)	(185)	(92)

Sub-total of cash outflows	(133,192)	(85,367)	(104,261)	(65,965)

Net cash flows from financing activities	8,177	17,242	3,870	10,243

Effect of foreign exchange rate changes on cash and cash equivalents	(67)	(656)	—	—

Net increase in cash and cash equivalents	40,342	56,082	36,477	49,025

Add: Cash and cash equivalents at beginning of the period	86,925	33,150	66,888	21,759

Cash and cash equivalents at end of the period	127,267	89,232	103,365	70,784

     (4) Consolidated Statement of Changes in Equity

	Shareholders’ equity attributable to the Company
						Currency		Total
	Share	Capital	Special	Surplus	Undistributed	translation	Minority	shareholders’
	capital	Surplus	reserve	reserves	profits	differences	interest	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Items	million	million	million	million	million	million	million	million

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439
Changes in the six months ended June 30, 2009
Total comprehensive income	—	75	—	—	50,326	(2,004)	(437)	47,960
Special reserve — Safety Fund
Transferred from surplus reserves	—	—	6,750	(6,750)	—	—	—	—
Appropriation	—	—	1,793	—	—	—	—	1,793
Utilisation	—	—	—	—	—	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(27,367)	—	(2,115)	(29,482)
Other changes in equity
Acquisition of subsidiaries	—	(248)	—	—	—	—	5	(243)
Purchase of minority interest in subsidiaries	—	(23)	—	—	—	—	(32)	(55)
Capital contribution from minority interest	—	—	—	—	—	—	655	655
Capital reduction of subsidiaries	—	—	—	—	—	—	(113)	(113)
Other	—	(13)	—	—	—	—	77	64

Balance at June 30, 2009	183,021	115,305	8,543	115,466	396,625	(4,730)	54,788	869,018

Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111
Changes in the six months ended June 30, 2010
Total comprehensive income	—	(24)	—	—	65,211	341	5,231	70,759
Special reserve — Safety Fund
Appropriation	—	—	2,087	—	—	—	3	2,090
Utilisation	—	—	(152)	—	152	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(23,799)	—	(1,982)	(25,781)
Other changes in equity
Acquisition of subsidiaries	—	—	—	—	—	—	889	889
Purchase of minority interest in subsidiaries	—	(14)	—	—	—	—	(23)	(37)
Capital contribution from minority interest	—	—	—	—	—	—	582	582
Disposal of subsidiaries	—	—	—	—	—	—	(31)	(31)
Other	—	(147)	—	—	—	—	14	(133)

Balance at June 30, 2010	183,021	116,194	10,010	125,447	460,610	(3,845)	65,012	956,449

     7.3 Notes to Financial Statements
     7.3.1 Explanation for any Changes in Accounting Policies, Accounting Estimates or Correction of Accounting Error, Reason and the Impact
     ☐ Applicable ☑ Not applicable
     7.3.2 Explanation for any Material Changes in the Scope of Consolidation, Reason and the Impact
     ☐ Applicable ☑ Not applicable
     7.3.3 Explanation if qualified audited report is issued and the relevant notes thereon
     ☐ Applicable ☑ Not applicable

8 Repurchase, Sale or Redemption of Securities
     The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2010.

9 Disclosure of Other Information
     Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2009 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

10 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing of the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

11 Compliance with the Code on Corporate Governance Practices
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules applicable during the six months ended June 30, 2010.

12 Audit Committee
     The Audit Committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang.
     The Audit Committee of the Company has reviewed and confirmed this announcement of the interim results (summary of the 2010 Interim Report) for the six months ended June 30, 2010.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
August 26, 2010
     As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
     This announcement contains certain forward-looking statements with respect to the financial position, financial results and businesses of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.
     This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.